SANDVIK

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

Our date

2007-03-01

Your date

Our reference

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

07021741

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires Australian Hydramatic Engineering, dated 28 February 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

SEC-brev 070117 Shark Abrasion Aus

Postal address

SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)

Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone

+46 26 26 00 10

Telefax

+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik acquires Australian Hydramatic Engineering

Sandvik has reached an agreement to acquire Hydramatic Engineering Pty Ltd (Hydramatic).

Hydramatic is a leading designer and manufacturer of specialized, innovative drilling/bolting machines under the brand ARO, used for the installation of strata control in underground mines and tunnels. Based on strong engineering performance, good products and high R&D competence, Hydramatic has developed a strong market position in Australia and is active in the main coal producing markets of South Africa, the US, Russia, UK and China. For Sandvik, this acquisition offers an expanded product offering and operational synergies allowing for further growth and product development through R&D cooperation and access to Sandvik's existing global sales network.

Hydramatic's head office and manufacturing facilities are located in Redhead, Australia and other units are established in South Africa, Germany, the US and UK. In 2006 Hydramatic had sales of about SEK 330 M and the total number of employees is about 290.

The Hydramatic business will be integrated into the Sandvik Mining and Construction operations and be consolidated as of 28 February, 2007.

The President of Sandvik Mining and Construction, Lars Josefsson, says the acquisition is in line with the Group's long-term strategy of continuing growth.

"Hydramatic is an innovative company with a strong market position, and by acquiring it we intend to grow the business and further develop the product globally. The acquisition also extends Sandvik's underground mining product offering and allows for global distribution through our existing sales channels.

"The acquisition gives the Hydramatic business more opportunity to grow by providing access to the resources of a world leading mining equipment group," says Lars Josefsson.

Sandviken, 28 February 2007

Sandvik AB; (publ)

For further information, contact Lars Josefsson, President Sandvik Mining and Construction, tel +46 26 26 51 51 or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, cemented-carbide tools, service and technical solutions for the excavation of rock and minerals in the mining and construction industries. Annual sales 2006 amounted to about SEK 25,000 M, with approximately 12,200 employees.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43